December 6, 2019

Orin Hirschman
President
Novint Technologies, Inc.
100 Merrick Road, Suite 400W
Rockville Centre, NY 11570

       Re: Novint Technologies Inc.
           Registration Statement on Form 10-12G
           Filed November 14, 2019
           File No. 000-51783

Dear Mr. Hirschman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed November 14, 2019

Business, page 1

1. Please disclose the material terms of your current licensing agreements, including but not limited to, the identity of the parties, termination provisions, restrictions and obligations, and minimum payments under the agreements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 8

2. We note that the company has not generated revenue but your disclosure in the filing suggests that you have made sales. For example, on page 5, you state that "Novint has continued selling small amounts of Falcons and related software and accessories." You further state on page 8 that the company's sales of its haptic products are primarily to consumers through retail outlets. Please clarify the current operations of the company and whether you have made any sales since 2017.
 Orin Hirschman
Novint Technologies, Inc.
December 6, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 11

3. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to FRC
      501.03(a) and Section IV of SEC Release No. 33-8350.
Security Ownership of Certain Beneficial Owners & Management, page 12

4. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Congregation Ahavas
      Tzdokah Vchesed Inc. and Alpha Capital Anstalt.
Certain Relationships and Related Transactions, and Director Independence, page
15

5. Please revise to provide disclosure regarding your related party transactions. We note that the company had issued notes to certain directors and officers which were converted into common stock in 2017. Please identify the directors and officers and discuss the material terms of the notes. See Instruction to Item 404 of Regulation S-K.
General

6. Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan,
Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202)
551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameOrin Hirschman
                                                            Division of
Corporation Finance
Comapany NameNovint Technologies, Inc.
                                                            Office of
Technology
December 6, 2019 Page 2
cc:       Jolie Kahn
FirstName LastName